Joshua B. Deringer Partner 215-988-2959 Direct 215-988-2757 Fax joshua.deringer@dbr.com

Law Offices

One Logan Square, Ste. 2000
Philadelphia, PA
19103-6996

 (215) 988-2700 phone
 (215) 988-2757 fax
www.drinkerbiddle.com

CALIFORNIA
DELAWARE
ILLINOIS
NEW JERSEY
NEW YORK
PENNSYLVANIA
WASHINGTON D.C.
WISCONSIN

Established 1849

June 5, 2012

VIA EDGAR

Janet Grossnickle
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: 40-APP File No. 812-14039 on behalf of Hatteras Alternative Mutual Funds, LLC (SEC File No. 801-61090) and Hatteras Variable Trust (File Nos. 333-179263; 811-22660)

Ms. Grossnickle:

Please consider this a request to withdraw the above-referenced exemptive application, File No. 812-14039.  The above application was filed under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 9(a), 13(a), 15(a), and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the Act.

Applicants have instead filed the above-referenced application as a 40-OIP with the Office of Insurance Products.

Thank you for your attention to this matter.  If you have any questions please feel free to contact me at the number above.

Very truly yours,

/s/ Joshua B. Deringer

Joshua B. Deringer